

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 9, 2008

Steven Shangold, President
Mastech Holdings, Inc.
1000 Commerce Dr., Ste 500
Pittsburgh, PA 15275

>   **Re: Mastech Holdings, Inc.**
>   **Registration Statement on Form 10**
>   **Filed June 11, 2008**
>   **File No. 001-34099**

Dear Mr. Shangold:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1.   As written your risk factor subheadings only highlight facts or potential events. Please revise the subheadings to also identify the harm that would occur should the highlighted facts or events materialize. Also, instead of concluding that an event may "adversely affect" you, revise to discuss the specific harm that would occur.

Our revenues are highly concentrated…, page 7

2.   You state on page 7 that your two largest customers accounted for approximately 14% and 13% of your revenues in both 2007 and 2006. In this section as well as in MD&A, please expand your disclosure to identify these two customers and clarify whether your agreements with these customers are

terminable at will by either party without penalty. In addition, please file any agreements with these customers or tell us why such agreements should not be considered material contracts. Refer to Item 601(b)(10) of Regulation S-K.

Forward-Looking Statements, page 14

3.   We note the disclosure here referencing the Private Securities Litigation Reform Act of 1995. It is not clear how you are able to rely upon the noted safe harbor since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise to clarify.

The Distribution, page 15

4.   We note that, on February 26, 2008, the board of directors of iGATE authorized management to pursue the divestiture of Mastech, either through a sale or a tax-free separation. Please revise your disclosure in this section to briefly discuss the reasons why it was decided that a sale was not in the best interests of iGATE and its shareholders.

Trading Between the Record Date and Distribution Date, page 17

5.   We note the disclosure here discussing the two markets for iGATE common stock. Please revise to clarify how current and potential shareholders of iGATE are able to access those markets.

Results of the Separation, page 17

6.   We note the disclosure on page 18 that the agreements will provide a plan for the allocation between you and iGATE of "iGATE's assets, liabilities and obligations." Please revise to clarify if you are referring specifically to those assets, liabilities, and obligations that only relate to Mastech's IT staffing business.

Financial Information

Notes to Unaudited Pro Forma Combined Financial Statements, page 22

7.   Please tell us why you have included the elimination of severance expenses from the financial statements of Mastech. In your response, please tell us how these expenses are directly related to the spin-off from iGATE Corporation and how these expenses would have a continuing impact.

8.   Please tell us why you eliminated the deferred tax benefits associated with iGATE stock option grants. Further, please tell us how the elimination of tax benefits is directly attributable to the spin-off.

Management's Discussion and Analysis, page 28

General

9.   We note your discussion of period to period changes in your results of
        operations provides brief reasons behind the changes from management's
        perspective. Please provide a more detailed analysis of your results of
        operations, including a discussion of any trends, events, demands,
        commitments and uncertainties that are reasonably likely to have a material
        effect on your financial condition or operating performance. Please refer to
        Release No. 33-8350 "Commission Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations"
        available at http://www.sec.gov/rules/interp/33-8350.htm.

Economic Trends and Outlook, page 29

10.   We note from the disclosed period comparisons, you have experienced a
        decreasing trend in headcount. You discuss the slow down of the economy in
        the last half of 2007 even though you experienced decreasing headcount as
        early as 2006. Please revise to discuss the trend of decreasing headcount in
        this section and how it has impacted your overall business operations.

Results of Operations of Mastech for the three months ended March 31, 2008 compared
to March 31, 2007, page 29

11.   We note the disclosure that your gross margin decreased due to consultant
        cost out pacing bill rate increases and a change in your mix of business.
        Please elaborate on the change in the mix of business so that shareholders can
        understand the nature of the decrease. We also note that you experienced
        consultant cost increases in the first quarter of this year and last year. Here or
        in the narrative of this section, please revise to discuss the noted trend and
        how its continuance would affect your operations.

Gross Margin, page 31

12.   Please tell us what portion of your revenue represents reimbursable expenses.
        If material, please present these amounts separate from revenue generated
        from other revenue streams.

Liquidity and Capital Resources, page 33

13.   We note the disclosure that you will retain a "cash balance at separation
        sufficient to support" your working capital and capital expenditure needs.
        Please revise to quantify the cash balance you will retain upon separation and
        clarify if the cash and cash equivalents disclosed in your financial statements
        accurately reflect the cash you will retain. In addition, please clarify how long

you expect the retained cash balance to be sufficient or whether you expect to draw down your credit facility.

14.   Please revise to discuss the terms of the credit facility with PNC Bank if known.

Business, page 37

15.   Please revise the disclosure in this section to discuss how your revenues are earned and describe the typical terms and agreements related to your revenue earning activities. For example, do you charge individually for each consultant placed with a client or do you receive a set fee for each project and pay your consultants separately? Do you provide permanent staffing services?

Sales and Marketing, page 39

16.   We note the disclosure elsewhere about the lower margin nature of your wholesale channel. Please revise, if possible, to provide a break down of your revenues and clients among the two channels so that shareholders can understand the makeup of your business. Also, please clarify if your 600+ consulting staff is strictly allocated among the two channels or if there is flexibility to assign them between the two channels. Such disclosure would provide an insight into your ability to adjust to shifts between the two channels.

General Market Conditions, page 43

17.   We note your discussion of general market conditions. Please provide support for your statements in this section, including any materials prepared by Staffing Industry Analysts, Inc. and Forrester Research, Inc. In addition, please clearly mark any supplemental materials to indicate those portions that support your statements.

Management, page 46

18.   Please update your disclosure to identify all your directors when known.

Executive Compensation, page 49

19.   Please revise this section to discuss, in detail, how the elements of compensation for all named officers were determined. Discuss the terms of the employment agreements for all named officers and how those terms affected their compensation in the last fiscal year.

20.   You state on page 49 that each named executive officer is eligible for a discretionary performance-based annual bonus. Please disclose the

performance targets and/or individual objectives for each named executive, including threshold, target and excellence levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

21.   Please revise your disclosure to clarify whether you intend to adopt a stock incentive plan prior to the separation and briefly discuss the terms and objectives of such plan, as applicable.

22.   You state on page 51 that all outstanding iGATE restrictive stock units held by a person who is or will be an employee of Mastech will be cancelled. Please clarify whether employees will be compensated for such cancellation and whether any severance or other compensation will be paid to employees in connection with the separation.

Summary Compensation Table, page 52

23.   Please provide compensation amounts for 2006 or tell us the basis for omitting such disclosure.

24.   Please disclose the assumptions made in the valuation of awards of stock and options. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

25.   We note footnote no. 3 to the table. Please clarify whether all perquisites and personal benefits for each named executive officer are less than $10,000. Refer to Instruction 4 to Item 402(c)(2)(ix).

Relationships Between Mastech and iGATE following the Distribution, page 58

Separation and Distribution Agreement, page 58

26.   We note that you will enter into a Separation and Distribution Agreement and several other agreements. Please clarify that all other agreements are discussed in this section and please file all agreements as exhibits when available.

27.   We note the disclosure in this section discussing the transfer of assets and assumption of liabilities. Please revise to clarify if the assets and liabilities to be retained by you will be consistent with the assets and liabilities presented in your financial statements provided in this document.

Transition Services Agreement, page 61

28.   We note the disclosure that there are joint assets that have been retained by
        iGATE and that you will have limited time use of these joint assets. Please
        revise to quantify this "limited time" and discuss the risk associated with not
        being able to use such asset. Also, please quantify any fees that you will pay
        to iGATE in connection with the separation and the Transition Services
        Agreement. Please disclose the specified period of time in which the services
        will be provided to you.

Material US Federal Income Tax Consequences of the Distribution, page 64

29.   We note that the distribution is conditioned upon iGATE's receipt of an
        opinion of Reed Smith substantially to the effect that the distribution should
        qualify as a tax-free distribution and that you would be responsible for all
        taxes imposed on iGATE in the event the distribution would fail to qualify as
        a tax-free transaction. Please file the tax opinion as an exhibit or tell us why
        you do not believe that such opinion is required by Item 601(b)(8) of
        Regulation S-K and Regulation 14C.

* * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please provide us
with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: James J. Barnes, Esq.
       [via facsimile (412) 288-3063]